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                              October 1, 2021

       Vadim Komissarov
       Chief Executive Officer
       Trident Acquisitions Corp.
       One Liberty Plaza
       165 Broadway St, 23rd Floor
       New York, NY 10006

                                                        Re: Trident
Acquisitions Corp.
                                                            Amendment No. 2 to
Registration Statement on Form S-4
                                                            Filed September 20,
2021
                                                            File No. 333-257734

       Dear Mr. Komissarov:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 23, 2021 letter.

       Amendment No. 2 to Form S-4 filed September 20, 2021

       Questions and Answers about the Proposals
       When is the deadline to consummate the Business Combination?, page xiv

   1. Please update your disclosure here and throughout to reflect the latest extension of the deadline to consummate
the business combination, or December 1, 2021.
 Vadim Komissarov
FirstName  LastNameVadim
Trident Acquisitions Corp. Komissarov
Comapany
October    NameTrident Acquisitions Corp.
        1, 2021
October
Page 2 1, 2021 Page 2
FirstName LastName
Risk Factors
Dependence on Third Parties Risks
Our ability to acquire lottery game in certain jurisdictions..., page 44

2. Please revise to disclose the term and termination provisions of the Services Agreement with Master Goblin Games, LLC.
Proposal No. 1 - The Business Combination Proposal
Background of the Merger, page 85

3. We note your response to prior comment 3. Please revise to also disclose the trust funds remaining after the extension to June 1, 2021 that was approved on February 26, 2021.
4. We note that, on August 31, 2021, the TDAC Board approved the extension of the date by which TDAC has to complete a business combination for an additional three months to
         December 1, 2021; however, you disclose that Nasdaq   s Hearings Panel
granted TDAC   s
         request for continued listing on Nasdaq subject to the condition that TDAC completes its
         Business Combination on or before October 29, 2021. Please disclose what consideration the TDAC Board gave to Nasdaq's Hearings Panel's conditions in approving the extended date to December 1, 2021.
Material U.S. Federal Income Tax Considerations
U.S. Federal Income Tax Consequences of the Business Combination to U.S. Holders of
Lottery.com securities, page 125

5. You disclose on page 125 that neither party makes any representations or assurances regarding the tax treatment of the merger, including whether the merger qualifies for the
         Intended Tax Treatment; however, you disclose on page xi under the Q&A Will U.S.
         Holders of Lottery.com Shares or Lottery.com warrants be subject to U.S. federal income tax on the Common Stock or Public Warrants received in the Business Combination? that,
         "subject to limitations and qualifications [in the later section of the proxy statement/prospectus discussing the material tax consequences], the Business
         Combination is generally intended to be tax-deferred to U.S. Holders...of Lottery.com
         Shares or Lottery.com warrants for U.S. federal income tax purposes." Please provide an opinion to support this representation. If there is significant doubt about the tax consequences of the transaction and counsel cannot give a "will" opinion, counsel may
         issue a    should    or    more likely than not    opinion or state
they are unable to opine. You
         should revise the Q&A, summary, risk factors and this section of the prospectus to reflect counsel's opinion or inability to opine. For guidance, please refer to
Section III.C.4 of CF
         Staff Legal Bulletin No. 19.
 Vadim Komissarov
FirstName  LastNameVadim
Trident Acquisitions Corp. Komissarov
Comapany
October    NameTrident Acquisitions Corp.
        1, 2021
October
Page 3 1, 2021 Page 3
FirstName LastName
Lottery.com Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 153

6.       We note your revised disclosure highlighting the company   s
performance metrics. Please
         revise to provide the following information concerning each metric:
(i) a clear definition
         of the metric and how it is calculated, (ii) the reasons the metric is useful to investors, (iii)
         how management uses the metric in managing or monitoring the performance of the business, and (iv) whether there are underlying estimates or assumptions that are necessary to understanding the metric or calculation. In addition, please quantify the metrics for each period presented. For additional guidance, refer to SEC Release No. 33-
         10751.
Results of Operations, page 154

7. Please expand the discussion of revenues on pages 155 and 156 to explain the nature of the revenue contract, such as the nature of the services provided and whether you expect any continuing impact or whether this was a one-time contract. Unaudited Pro Forma Condensed Combined Financial Information, page 175

8. We note that AutoLotto acquired Global Gaming in June 2021. Please revise the pro forma Statement of Operations for the Six Months Ended June 30, 2021 to include a column for Global Gaming (i.e. Mexican Acquisitions) pursuant to Rule 8-05 of
         Regulation S-X.
Financial Statements - AutoLotto
Note 3. Business Combination, page F-61

9. Please expand the disclosure to include all disclosures required pursuant to ASC 805-10-
         50-2, including supplemental pro forma information of revenues and net earnings/loss as though the business combination had occurred as of the beginning of the comparable annual reporting period, that is, January 1, 2021.
10. Please also provide us with an analysis that supports your determination as to whether the acquisition of Global Gaming by AutoLotto constituted a significant acquisition to
         AutoLotto and provide any financial statements of Global Gaming required pursuant to
         Rule 8-04 of Regulation S-X.
Annex D - Form of Proxy Card, page D-1

11. Please ensure the preliminary proxy card identifies each proposal. In this regard, it appears that the Charter Proposal should be added. In addition, please clarify that the Advisory
         Proposals are seeking advisory votes.
 Vadim Komissarov
FirstName  LastNameVadim
Trident Acquisitions Corp. Komissarov
Comapany
October    NameTrident Acquisitions Corp.
        1, 2021
October
Page 4 1, 2021 Page 4
FirstName LastName
        You may contact Claire DeLabar, Senior Staff Accountant, at 202-551-3349 or Robert
Littlepage, Accounting Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone,
Staff Attorney, at 202-551-8816 or Kathleen Krebs, Senior Counsel, at (202) 551-3350 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:      Mitchell S. Nussbaum